Exhibit 4.3

Warranty Agreement

This Warranty Agreement (hereinafter referred to as this “Agreement”) is made and entered into as of February 27, 2017 by and between:

Party A: Lu Wenzhao

Passport Number:

Nationality:[ United States of American]

Address: [ 710, Reignwood Center, Yong’an Dongli, Chaoyang, Beijing]

Party B: Beijing DOING Biomedical Technology Co., Ltd.

Legal representative or authorized representative: Tang Yonghong

Address: Room 529, 5/F, No. 11 Building, 7 North Songyu Road, Chaoyang District, Beijing

Party A and Party B are hereinafter referred to individually as a "Party" and collectively, the "Parties".

Whereas:

(1)	Party A is the actual holder of Avalon Globocare Corp (hereinafter referred to as “Avalon” , stock code: AVCO) and Avalon intends to issue 3 million shares privately in February 2017 at a price of USD 1 per share;

(2)	Party B and the third party [ DARON LIANG ] (hereinafter referred to as the “Entrusted Party”, which is jointly recommended by Avalon and Party A) entered into a Entrusted Shareholding Agreement, under which, Party B commissions the Entrusted Party to subscribe the aforesaid 3 million shares at a price of USD 3 million and hold such shares in its name (“Entrusted Shares, the Subscription is hereinafter referred to as this “Subscription);

(3)	If Party B completes the registration of the overseas investment with the commerce commission within one year after the completion of this Subscription, relevant parties will coordinate to terminate the entrusted shareholding relationship between Party B and the Entrusted Party and Party B will directly hold such shares issued by Avalon; If Party B fails to complete the Registration within such a period of time, relevant parties will coordinate to comply with relevant provisions in the Share Subscription Agreement; and

(4)	With regard to the matters above, (i) Party B entered into an Entrusted Shareholding Agreement and a Share Transfer Agreement with the Entrusted Party on the date of this Agreement; (ii) Avalon entered into a Subscription Agreement with the Entrusted Party on the execution date of this Agreement; (iii) Avalon, Avalon (Shanghai) Health Care System Co., Ltd (hereinafter referred to as “ Avalon Shanghai), Party B and the Entrusted Party entered into a Share Subscription Agreement on the execution date of this Agreement (above agreements and this Agreement are collectively called “ Trading Documents”);

Now Therefore, the Parties hereby covenant and agree as follows;

1. Party A hereby agrees and warrants that,

(1)	It will use its best efforts to cause Avalon and the Entrusted Party to fulfill their obligations under the Share Transfer Agreement and the Entrusted Shareholding Agreement; Party A hereby warrants that it will cause Avalon to promise that it will be jointly liable for any default by the Entrusted Party if any.

(2)	If, within one year from the completion of this Subscription (namely, Avalon’s issuance of the share certificate to the Entrusted Party in accordance with the Subscription Agreement, the same below), Party B completes the registration of the overseas investment with the commerce commission (as defined in the Share Subscription Agreement), Party A shall use its best efforts to cause the Entrusted Party, Avalon and Avalon Shanghai to fulfill their obligations under corresponding trading documents, and to cause the Entrusted Party and Party B to terminate the entrusted shareholding relationship so that Party B will directly hold such shares.

(3)	Upon the request of Party B at any time before three years have elapsed since the first year of expiration of this Subscription, Party A shall purchase the shares of Avalon held by Party B in full or in part at the price of USD 1.2 per share (not subject to the impact of payment of dividends, share consolidation or division) (hereinafter referred to as “Share Repurchase”), provided that Party B has issued three months’ prior written notice thereto.

(4)	Upon receiving such notice from Party B, Party A shall complete the Share Repurchase within three months. If Party A fails to fulfill its repurchase obligation within the period of time, Party A is liable for payment of interest on the share repurchase price calculated from the expiration of such period at an annual interest rate of 15%.

2. Party A hereby agrees and warrants that if Party B fails to complete the Registration within one year after the completion of this Subscription, Party A shall use its best efforts to cause Avalon Shanghai to transfer the lump sum of the Earnest Money (as defined in the Share Subscription Agreement) and the interest on capital occupied equivalent to 20% of the Earnest Money to the bank account designated by Party B one year after the expiration of this Subscription upon request of Party B, and Party A shall be jointly liable for the payment obligation described above.

3. Party B hereby agrees and warrants that it shall not direct the Entrusted Party to transfer in any way the Entrusted Shares issued by Avalon to any person other than Party A or the third party designated by Party A, unless otherwise agreed by Party A in writing.

4. All disputes arising from or in relation to this Agreement shall be resolved by the Parties through friendly negotiation. If negotiation fails, either party may submit the dispute to Beijing Arbitration Commission for arbitration in accordance with the arbitration rules then in effect. The place of arbitration is Beijing. The arbitral award is final and binding upon the Parties, and the Parties hereby agree to waive the right of filing a lawsuit in respect thereof.

5. For the purpose hereof, this Agreement shall be governed by the law of the People's Republic of China, excluding Hong Kong, Macao and Taiwan.

6. This Agreement shall come into force after being signed and sealed by the Parties. This Agreement is made out in two counterparts, each of which is held by one party and both of which are equally authentic.

7. This Agreement shall supersede the Commitment Letter issued by Party A to Party B on January 22, 2017. The Commitment Letter shall become null and void after this Agreement comes into force.

(No text below)

(For signature only)

Party A: Lu Wenzhao

Signature: /s/ Lu Wenzhao

Party B: Beijing DOING Biomedical Technology Co., Ltd:

Legal representative or authorized representative (signature): /s/______________

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